Exhibit 99.1

ICON’s Acquisition of MeDiNova Research

Acquisition enhances ICON’s patient access in Europe and Africa

DUBLIN--(BUSINESS WIRE)--May 23, 2019--ICON plc, (NASDAQ: ICLR) a global provider of drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device industries, today announced that it has acquired a majority shareholding in MeDiNova Research, a site network with research sites in key markets in Europe and Africa, and that it has the right to acquire the remaining shares in the company by Quarter 3 2020.

The acquisition further enhances ICON’s patient recruitment capabilities in EMEA and complements ICON’s existing site network in the US, PMG Research.

Founded in 2000 and headquartered in Coventry, UK, MeDiNova Research is a network of 33 active clinical research sites in the UK, Spain, South Africa, Poland and Romania. The company has experience operating a number of different site models, including dedicated research sites, integrated research sites and working closely with affiliate sites. MeDiNova Research has experience across many therapeutic areas, with particular experience in musculoskeletal, respiratory, cardiovascular, dermatology, infectious disease, metabolic, general health and vaccine studies. MeDiNova Research sites have a proprietary database of 400,000 patients who reside within easy reach of the sites. In addition, MeDiNova Research has access to over 5 million potential study patients via electronic medical records through strong healthcare partnerships.

Kumar Muthalagappan OBE, Chief Executive Officer, MeDiNova Research, said: “MeDiNova sites are focused on being high enrollers coupled with high quality, to exceed our pharma clients’ expectations. Our solutions are based on reducing start up times, early achievement of enrolment targets and high retention rates by delivering an excellent patient experience. ICON provides MeDiNova with a great opportunity for continued growth through scaling our knowledge, infrastructures and healthcare relationships. The MeDiNova-ICON combination will further enhance our highly productive models to deliver best in class site performance for the industry.”

Dr. Steve Cutler, Chief Executive Officer, ICON plc, said: “ICON has a focused patient, site and data strategy which is helping us to improve site identification, study placement and patient recruitment and retention. A successful element of our strategy has been our integrated PMG site network in the US and our ability to grow alliances with third party sites and healthcare institutions in the US and Europe. MeDiNova provides us with a platform to further expand our site network in key EMEA markets and will help us to recruit patients into studies faster. MeDiNova’s experience in operating multiple site models and their strong therapeutic expertise will greatly benefit our customers’ development programmes.”

About MeDiNova Research

MeDiNova Research is a global network of quality research sites, providing investigator based clinical research services to the pharmaceutical and biotech industry. The company is a specialist in Phase II-IV clinical studies in multiple therapeutic areas and has outstanding global experience and expertise in the delivery of quality clinical research. Headquartered in Coventry, United Kingdom, MeDiNova Research currently operates from 33 active clinical research sites in five countries and has approximately 160 employees.

Further information is available at www.medinovaresearch.com

About ICON plc

ICON plc is a global provider of outsourced drug development and commercialisation solutions and services to the pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 90 locations in 37 countries and has approximately 13,920 employees.

Further information is available at www.iconplc.com/patients

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

CONTACT:
ICON Media
Lucinda Sandon-Allum
Weber Shandwick
+44 (0)20 7067 0548
lsandon-allum@webershandwick.com